SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Go-Page Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

380187 104
(CUSIP Number)

Peter V. Schulhof 4625 Willow Creek Rd. West Vancouver BC, Canada 604-649-0294
(Name, Address, and Telephone Number of Entity Authorized to Receive Notices and Communications)
With a copy to:
Mark C. Lee, Esq. Greenberg Traurig, LLP 1201 K Street, Suite 1100 Sacramento, California 95814

June 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing entity has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380187 104

1		NAME OF REPORTING ENTITYS PsiTech Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING ENTITY WITH	7	SOLE VOTING POWER 20,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING ENTITY 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.62% (1)
14		TYPE OF REPORTING ENTITY (See Instructions) CO
___________________________
(1) Based on 42,895,591 shares of Common Stock outstanding on November 26, 2013

CUSIP No. 380187 104

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Go-Page Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 550 Rainbow Road, Suite 300 Las Vegas Nevada.

Item 2.                      Identity and Background

(a)           This Schedule 13D is being filed by PsiTech Corporation (the “Reporting Entity”).

(b)            The business address of the Reporting Entity is Room 303, 3rd Floor, St. George's Building, 2 Ice House Street, Central, Hong Kong

(c)           The principal occupation or employment of the Reporting Entity is Technology acquisitions  and is located atRoom 303, 3rd Floor, St. George's Building, 2 Ice House Street, Central,

 (d)           During the last five years the Reporting Entity has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years the Reporting Entity was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The Reporting Entity is organized under the laws of the British Virgin Islands.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Entity received 20,000,000 shares (the “Shares”) of Common Stock in connection with the purchase by the Issuer of a license to use the technology owned by PsiTech Corporation., a company organized under the laws of the British Virgin Islands, pursuant to the closing of an Amended License Agreement, dated as of June 9, 2014 (the “Closing”), by and among the Issuer, on the one hand, and PsiTech Corporation, on the other hand.  The Reporting Entity received the Shares as part consideration for the grant of the license.  The Agreement was filed by reference with the Securities and Exchange Commission on June 9, 2014 on a Current Report on Form 8-K.  The transactions contemplated by the Agreement closed on June 9, 2014.

CUSIP No. 380187 104

Item 4.                      Purpose of the Transaction

The Reporting Entity received the Shares in connection with the purchase by the Issuer of a license to use the technology owned by PsiTech Corporation., a company organized under the laws of the British Virgin Islands,

Subject to ongoing evaluation, except as set forth above, the Reporting Entity has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any entity of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any entity;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)           The Reporting Entity beneficially owns 20,000,000 shares of Common Stock, which represent approximately 46.62% of the outstanding shares of Common Stock.

(b)           The Reporting Entity has the sole power to vote and sole power to dispose of 20,000,000 shares of Common Stock, which represent approximately 46.62% of the outstanding shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Entity except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

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Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.                    Material to be Filed as Exhibits

None

CUSIP No. 380187 104

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 26, 2014	By:	/s/ PsiTech Corporation
	Name	Peter V. Schulhof, Director